Exhibit 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

Twin Cities Power Holdings, LLC and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

	For the Years Ended December 31,
	2014	2013	2012	2011
Earnings
Income (loss) before income taxes	$3,779,184	$2,140,139	$1,986,735	$11,680,200
+ Fixed Charges	3,120,994	2,252,414	1,739,280	3,188,517
= Earnings	$6,900,178	$4,392,553	$3,726,015	$14,868,717

Fixed Charges
Interest expense	$2,293,376	$1,501,935	$1,065,414	$3,027,621
+ Approximation of interest in rental expense (1)	147,731	150,023	165,605	160,896
+ Amortization of deferred financing costs (2)	130,815	51,420	5,011	–
+ Distributions - preferred (3)	549,072	549,036	503,250	–
= Fixed Charges	$3,120,994	$2,252,414	$1,739,280	$3,188,517

Ratio of Earnings to Fixed Charges and Preferred Distributions	2.21x	1.95x	2.14x	4.66x

1 - "Approximation of interest in rental expense" is equal to one-third of total operating lease rental expense as reported in the notes to the consolidated financial statements, with the remaining two-thirds considered to be depreciation. Total operating lease expense is as follows:

Total lease expense	$443,193	$450,069	$496,816	$482,689

2 - As reported in the notes to the consolidated financial statements

3 - As reported in on the consolidated statements of cash flows